As filed with the Securities and Exchange Commission on October 22, 2003

Registration No. 333-39927

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
_____________

POST-EFFECTIVE
AMENDMENT NO. 2 TO
FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

STEINER LEISURE LIMITED
(Exact name of registrant as specified in its charter)

Commonwealth of the Bahamas (State or other jurisdiction of incorporation or organization)	98-0164731 (I.R.S. Employer Identification No.)
Suite 104a, Saffrey Square Nassau, The Bahamas (Address of registrant's Principal Executive Offices)

Steiner Leisure Limited Amended And Restated
1996 Share Option And Incentive Plan
(Full Title of the Plan)

Leonard I. Fluxman
President and Chief Executive Officer
c/o Steiner Management Services, LLC
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
(Name and address of agent for service)

(305) 358-9002
(Telephone number, including
area code, of agent for service)
________________

Copies of all communications to:

Robert C. Boehm, Esq. Senior Vice President and General Counsel c/o Steiner Management Services, LLC 770 South Dixie Highway, Suite 200 Coral Gables, FL 33146 (305) 358-9002	Jonathan L. Awner, Esq. Akerman Senterfitt One SE Third Avenue, 28th Floor Miami, Florida 33131-1714 Phone: (305) 374-5600 Fax: (305) 374-5095

Explanatory Note

On November 10, 1997, we filed a Registration Statement (No. 333-39927) on Form S-8 (the "Registration Statement") in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), to register 1,055,000 common shares which have been authorized and reserved for issuance under our Amended and Restated 1996 Share Option and Incentive Plan (the "Plan"). On April 28, 1998, we effected a three for two reverse share split as a share dividend resulting in 1,582,500 common shares available for issuance under the Plan. On September 7, 2001, we filed Post-Effective Amendment No. 1 to the Registration Statement to register an additional 3,417,500 common shares which may be issued pursuant to the Plan.

This Post-Effective Amendment No. 2 to the Registration Statement is being filed solely for the purpose of registering shares acquired under the Plan for resale by the selling shareholder named in the reoffer prospectus included herein. The reoffer prospectus has been prepared in accordance with the requirements of Part I of Form S-3 and pursuant to General Instruction C of Form S-8. The reoffer prospectus may be used for reoffers or resales of the common shares that have been or will be acquired under the Plan by the selling shareholder.

2

REOFFER PROSPECTUS

1,279,420 SHARES

STEINER LEISURE LIMITED

COMMON SHARES

____________________________

This prospectus relates to the reoffer and resale by the selling shareholder named herein of the common shares of Steiner Leisure Limited that may be issued or have been issued by us to the selling shareholder upon the exercise of outstanding stock options granted pursuant to our Amended and Restated 1996 Share Option and Incentive Plan. The shares are being reoffered and resold for the account of the selling shareholder and we will not receive any of the proceeds from the resale of the shares.

With respect to the common shares that may be issued to the selling shareholder or additional persons who may be deemed affiliates of ours, this prospectus also relates to certain shares underlying options which in the future may be granted under the 1996 Plan which have not as of this date been granted. If and when such options are granted (to the extent granted to the selling shareholder or persons required to resell their shares using this reoffer prospectus because they are our affiliates), we will distribute a prospectus supplement. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

The selling shareholder has advised us that the resale of his shares may be effected from time to time in one or more transactions on the Nasdaq National Market, or such medium upon which our securities are either traded or quoted, in negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Plan of Distribution." The selling shareholder will bear all expenses in connection with the preparation of this prospectus.

Our common shares trade on the Nasdaq National Market under the symbol "STNR." On October 21, 2003, the closing sale price of our common shares on the Nasdaq National Market was $19.35 per share.

______________________

Investing in our common shares involves risks which we describe in the "Risk Factors" section beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 22, 2003

TABLE OF CONTENTS

SUMMARY	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
WHERE YOU CAN FIND MORE INFORMATION	4
CERTAIN INFORMATION ABOUT THIS PROSPECTUS	4
RISK FACTORS	6
USE OF PROCEEDS	19
SELLING SHAREHOLDER	19
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	21
EXPERTS	21

You should rely only on the information contained in and incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer by the selling shareholder to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in and incorporated by reference into this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. Prospective investors should consider carefully the information set forth in this prospectus under the heading "Risk Factors."

Steiner Leisure Limited

Steiner Leisure Limited (including its subsidiaries and predecessors, "Steiner Leisure," "we," "us," or "our") is a worldwide provider of spa services. At our facilities, we strive to create a relaxing and therapeutic environment where customers can receive facial and body treatments of the highest quality. Steiner Leisure also develops and markets premium priced skin care and other beauty products which are sold at our facilities and third party retail outlets. Our cruise line and land-based resort customers include Carnival Cruise Line, Celebrity, Crystal, Disney, Hilton, Holland America, Kerzner International, Marriott, Norwegian, Park Place Entertainment, Princess, Royal Caribbean and Silverseas. As of September 1, 2003, we served 108 cruise ships representing 17 cruise lines, and operated 59 resort spas and two day spas. Our maritime services are provided under agreements with cruise lines with terms ranging in duration from one to six years. Our land-based services are provided under leases with resort operators and other lessors with terms ranging in duration from five to 15 years.

Principal Executive Office

Our principal executive office is located at Suite 104A, Saffrey Square, Nassau, The Bahamas, and our telephone number there is (242) 356-0006. Our administrative office is located in Steiner Management Services, LLC's offices at 770 South Dixie Highway, Suite 200, Coral Gables, Florida 33146. The telephone number there is (305) 358-9002. Our website address is www.steinerleisure.com.

______________________

The Offering

Common shares offered by us	None.
Common shares offered by the selling shareholder	1,279,420 Shares.
Use of Proceeds	We will not receive any proceeds from the sale of common shares in this offering by the selling shareholder.
Our Nasdaq National Market symbol	STNR.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

From time to time, including in this prospectus and in the documents incorporated into this prospectus by reference, Steiner Leisure may publish "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our current views about future events and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results to differ materially from those expressed or implied by such forward-looking statements.

Such forward-looking statements include statements regarding:

  our proposed activities pursuant to agreements with cruise lines or land-based operators;

  our future land-based activities;

  our ability to secure renewals of agreements with cruise lines upon their expiration;

  scheduled introductions of new ships by cruise lines;

  our ability to generate sufficient cash flow from operations;

  the extent of the taxability of our income;

  the effects of acquisitions and new projects;

  our market sensitive financial instruments;

  our future financial results; and

  our ability to increase sales of our products.

Factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements include the following:

  our dependence on cruise line concession agreements of specified terms that are, in some cases, terminable by cruise lines with limited or no advance notice under certain circumstances;

  our dependence on the cruise industry and the resort industry and our being subject to the risks of those industries, including operation of facilities in countries with histories of economic and/or political instability;

  economic downturns that could reduce the number of customers on cruise ships and at resorts and that could otherwise reduce consumer demand for our products and services and the continuing effect on the economy in general and the travel and leisure segment in particular of the events of September 11, 2001, the hostilities in Iraq, the bombings in Indonesia in October 2002 and August 2003 and the threat of future terrorist attacks and armed hostilities;

  our dependence on a limited number of companies in the cruise industry and further consolidation of companies in the cruise industry;

  our obligation to make minimum payments to certain cruise lines and lessors of land-based spas, irrespective of the revenues received by us from customers;

  increases in our payments accompanying renewals of expiring cruise line agreements and land-based spa agreements, or the securing of new agreements;

  our dependence on the continued viability of the cruise lines we serve and the resorts where we operate our land-based spas;

  delays in new ship introductions and unscheduled withdrawals from service of ships we serve;

  the effects of outbreaks of illnesses, such as SARS, or the perceived risk of such outbreaks, on our resort spa operations in Asia and in other locations, as well as on our cruise ship operations;

  our dependence for success on our ability to recruit and retain qualified personnel;

  our dependence on a single product manufacturer;

  changes in the taxation of our Bahamas subsidiaries and increased amounts of our income being subject to taxation;

  changing competitive conditions, including increased competition from providers of shipboard spa services;

  our limited experience in land-based operations including with respect to the integration of acquired businesses;

  risks relating to our non-U.S. operations;

  possible labor unrest or changes in economics based on collective bargaining activities;

  uncertainties beyond our control that could affect our ability to timely and cost-effectively construct land-based spa facilities;

  our need to seek additional financing and the risk that such refinancing may not be available on satisfactory terms, or at all;

  changes in laws and government regulations applicable to us and the cruise industry;

  product liability or other claims against us by customers of our products or services;

  restrictions imposed on us as a result of our credit facility; and

  currency risk.

You should read carefully the risk factors included in this prospectus and in any document incorporated by reference into this prospectus. We assume no duty to update any forward-looking statements contained in this prospectus or in any document incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. You may read, at no charge, and copy, at prescribed rates, any of the information we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

CERTAIN INFORMATION ABOUT THIS PROSPECTUS

We have filed a registration statement on Form S-8 with the SEC covering the common shares being offered by means of this prospectus. As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement. For further information about us and our common shares, you should refer to our registration statement and its exhibits.

This prospectus, including the information incorporated by reference herein, summarizes material provisions of contracts and other documents. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents.

The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we may later file with the SEC will automatically update and supersede the information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC under the Exchange Act, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information furnished pursuant to Item 9 or Item 12 of Form 8-K, until the offering of securities covered by this prospectus is completed. These documents contain important information about us and our financial condition.

  Our Annual Report on Form 10-K for the year ended December 31, 2002.

  Our Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003.

  Our Current Report on Form 8-K filed on May 5, 2003.

  The description of our common shares contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating the description.

Upon oral or written request, we will provide a copy of the information we incorporate by reference, at no cost, to each person, including any beneficial owner of our common shares, to whom this prospectus is delivered. To request a copy of any or all of this information, you should contact us at the following address and telephone number:

Robert C. Boehm
Corporate Secretary
Steiner Leisure Limited
c/o Steiner Management Services, LLC
770 South Dixie Highway, Suite 200
Coral Gables, Florida 33146
Telephone: (305) 358-9002

RISK FACTORS

We Depend on Our Agreements with Cruise Lines and Resorts; If these Agreements Terminate, Our Business would be Harmed

Our revenues are generated principally from our cruise ship spa operations. Under our agreements with cruise lines, we provide services and products paid for by cruise passengers. The cruise line agreements have specific terms, ranging from one to six years with an average remaining term per ship of approximately two years as of September 1, 2003. As of that date, cruise line agreements that expired within one year covered 17 of the 108 ships served by us. These 17 ships accounted for approximately 9.7% of our 2002 revenues and 10.3% of our revenues in the first six months of 2003. We cannot assure you that any of these agreements will be renewed after their expiration date or that any renewal will be on similar terms. Also, we cannot assure you that upon renewal, these agreements will not cause reductions in our margins.

In addition, these agreements provide for termination by the cruise lines with limited or no advance notice under certain circumstances, including, among other things, failure of a cruise line to meet a specified passenger occupancy rate, the withdrawal of a vessel from the cruise trade, the sale or lease of a vessel or our failure to achieve specified passenger service standards. As of September 1, 2003, agreements for six ships provided for termination for any reason by the cruise line on 90 days' notice. These six ships (which are included in the 17 ships referenced above) accounted for 3.2% of our revenues in each of the year ended December 31, 2002 and the six months ended June 30, 2003. Our cruise line agreements may, therefore, be terminated prior to their specified termination dates. Termination of significant cruise lines agreements, or a series of other cruise line agreements, either upon completion of their terms or prior thereto, could have a material adverse effect on our business, results of operations and financial condition. Some of our land-based agreements also provide for termination with limited advance notice under certain circumstances, including a failure to meet specified performance standards. In addition, negotiations with cruise lines or resort operators may result in agreements which may not be as beneficial to us as anticipated, or non-renewals of agreements.

We Depend on the Cruise Industry and Their Risks are Risks to Us

Our revenues are generated principally from cruise ship passengers. Therefore, the ability of the cruise industry to attract passengers is critical to our results of operations and financial condition. According to the Cruise Lines Industry Association, the passenger volume of cruises marketed primarily to North American consumers increased from approximately 2.2 million passengers in 1985 to approximately 7.6 million passengers in 2002. However, the cruise industry may not continue to grow or may decrease in size in the future. A decrease in passenger volume could have a material adverse effect on our business, results of operations and financial condition.

The cruise industry is subject to significant risks that could affect our results of operations. Accidents and other incidents involving cruise ships, environmental violations by cruise lines, restricted access of cruise ships to environmentally sensitive regions and possible increases in fuel costs could materially adversely impact the cruise industry. A number of cruise ships have experienced outbreaks of illnesses that have affected, at times, hundreds of passengers on a ship. The public concern over these incidents, especially if they continue, could adversely affect the cruise industry. In addition, industry analysts have expressed concern regarding potential over-capacity of ships operated by the cruise lines. Such overcapacity could adversely affect the cruise industry.

In addition, recently, several cruise lines have been discounting their fares in order to increase their passenger counts. Passengers who are cruising solely due to these discounts may reflect their cost consciousness by not spending on discretionary items, such as our services and products.

The cruise lines operate in waters and call on ports throughout the world, including geographic regions that from time to time experience political and civil unrest and armed hostilities. Historically, such events have adversely affected demand for cruise vacations. Severe weather conditions, both at sea and at ports of embarkation, also could adversely affect the cruise industry. The cruise industry also relies to a significant extent on airlines to transport passengers to ports of embarkation. Fears of terrorist attacks, such as those of September 11, 2001, and potential and actual armed hostilities such as in Iraq, may cause prospective travelers to cancel their plans, including plans for cruise vacations. In addition, any strikes or other disruptions of airline service, including of the type that followed the terrorist attacks of September 11, 2001 and those that could follow other terrorist attacks or armed conflicts, could adversely affect the ability of cruise passengers to reach their ports of embarkation.

Cruise lines compete for consumer disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sightseeing vacations. In addition, public demand for vacation activities is influenced by general economic conditions. A majority of the cruise passengers we serve reside in North America. The economic downturn currently being experienced in North America, as well as future periods of general economic recession, could have a material adverse effect on the cruise industry and could also have a material adverse effect on our business, results of operations and financial condition.

The Aftermath of the September 11, 2001 and Other Hostilities May Adversely Impact Our Financial Results and Growth

Both Steiner Leisure and the leisure industry in general have been adversely affected in the aftermath of the September 11, 2001 terrorist attacks on New York and Washington and the hostilities in Iraq. In addition, our resort spa operations in Indonesia and Malaysia were adversely affected by the terrorist bombings in Bali, Indonesia in October 2002 and are continuing to be adversely affected by those and other terrorist attacks, including the hotel bombing in Jakarta, Indonesia in August 2003. Domestic and international leisure travel and resort occupancy, which already had been adversely affected by the economic downturn in the United States and internationally, have decreased further and are likely to remain depressed over the near term as potential travelers reduce or avoid discretionary air and other travel in light of the increased safety concerns and anticipated travel delays. Those attacks, the threat of additional attacks and the hostilities in Iraq also have decreased consumer confidence, and a resulting further decline in the U.S. and global economies could further reduce travel. At present, it is not possible to predict either the severity or duration of such declines, but weaker cruise industry and resort performance could have a material adverse effect on our business, results of operations and financial condition.

We Depend on Certain Cruise Companies, and the Loss of a Significant Cruise Line Customer Could Harm Us

As a result of the consolidation of the cruise industry, the number of independent cruise companies has decreased in the past few years. In the second half of 2000, Premier and Commodore Cruise Lines ceased to operate. In September 2001, Renaissance Cruise Line ceased its operations. In the last few years, the parent company of Carnival Cruise Line has acquired a number of other cruise lines and further consolidation of the cruise industry may occur. As a result of industry consolidation, a small number of cruise companies, all of whom currently are our customers, dominate the cruise industry. Revenues from passengers of each of the following cruise companies accounted for more than ten percent of our revenues in 2002 and for the first six months of 2003, respectively: Carnival (including Carnival, Costa, Holland America, P&O Princess, Windstar and Cunard/Seabourn lines): 32.8% and 32.1%; and Royal Caribbean

 (including Royal Caribbean and Celebrity Cruise Lines): 24.0% and 22.8%. These companies also accounted for 85 of the 108 ships served by us as of September 1, 2003. If we cease to serve one of these cruise companies, or a substantial number of ships operated by a cruise company, it could materially adversely affect our business, results of operations and financial condition.

We are Required to Make Minimum Payments Under Our Agreements and Face Increasing Payments to Cruise Lines and Resort Operators

Steiner Leisure is obligated to make minimum payments to certain cruise lines and resort operators regardless of the amount of revenues we receive from customers. We may also be required to make such minimum annual payments under any future cruise line or land-based spa agreements we enter into with resort owners or others. Accordingly, we could be obligated to pay more in minimum payments than the amount we collect from customers. As of December 31, 2002, these payments are required by cruise line agreements covering a total of 30 ships served by us and two additional ships not yet in service.

As of December 31, 2002, Steiner Leisure guaranteed total minimum payments to cruise lines (excluding payments based on minimum passenger per diems applicable to certain ships served by us) of approximately: $26.0 million in 2003, $29.1 million in 2004, and $27.2 million in 2005. These amounts could increase under new or renewed agreements. Some of the minimum annual payments are calculated based upon minimum passenger per diems for passengers actually embarked on each cruise of the respective vessel. These payments could significantly increase the minimum payments above. In general, Steiner Leisure has experienced increases in required payments to cruise lines upon renewing, or entering into, new agreements with cruise lines.

As of December 31, 2002, Steiner Leisure guaranteed total minimum payments to resorts of approximately: $2.2 million in 2003, $2.1 million in 2004, $2.1 million in 2005, $1.8 million in 2006, $1.6 million in 2007 and $7.1 million thereafter. These amounts could increase under new or renewed agreements.

We Depend on the Continued Viability of the Ships and Resorts We Serve

Our revenues from shipboard customers and customers at land-based resorts we serve can only be generated if the ships and resorts we serve continue to operate. Premier, Commodore and Renaissance Cruise Lines ceased operating in 2000 and 2001. The Aladdin Resort and Casino, where we began operating a luxury spa in December 2001, filed for protection under the federal bankruptcy laws. The Aladdin Resort continues to operate and we have taken legal steps to protect our interest as the operator of the spa at that resort. We cannot assure you, however, of the continued viability of the Aladdin Resort and Casino (including our ability to protect our substantial investment in our build-out there) or of any of the other cruise lines or resorts that we serve. To the extent that cruise lines or resorts that we serve, or could potentially serve in the future, cease to operate, our business, results of operations and financial condition could be materially, adversely affected.

Delays in New Ship Introductions Could Harm Us

Our growth depends, in part, on our serving new cruise ships brought into service. A number of cruise lines we serve have experienced in the past, and continue to experience, delays in bringing new ships into service. In addition, there are a limited number of shipyards in the world capable of constructing large cruise ships in accordance with the standards of major cruise lines. This may also contribute to delays in new ship construction. Such delays could have a material, adverse affect on our business, results of operations and financial condition.

We Depend on Our Key Officers and Qualified Employees

Our continued success depends to a significant extent on our senior executive officers, including Clive E. Warshaw, Chairman of the Board, Leonard I. Fluxman, President and Chief Executive Officer, and Glenn J. Fusfield, Chief Operating Officer. In addition, as a result of our limited experience with land-based spa operations, the success of our land-based spas depends to a significant extent on the senior officers who run those operations. The loss of services of any of these persons or other key management personnel could have a material adverse effect on our business. Steiner Leisure has employment agreements with Mr. Warshaw, Mr. Fluxman and Mr. Fusfield and with the senior officers of our land-based spa operations and has key person life insurance policies with respect to Messrs. Fluxman and Fusfield and one other executive officer, but not Mr. Warshaw or any of the other executive officers of the Company.

One important tool for attracting and retaining key Steiner Leisure management personnel and other employees of the Company is the issuance of stock options or other equity incentives to such employees. Only a limited number of shares are currently available for grants to employees under our stock option and incentive plan. Recently, it has become more difficult than in the past for companies to obtain the needed shareholder approval to make additional shares available for option grants or other equity grants to employees. To the extent we are unable to amend our option plan to make available more shares for grants to management and other key employees, our ability to attract and retain key employees could be materially, adversely affected.

Our continued success is also dependent on our ability to recruit and retain personnel qualified to perform our shipboard and land-based services. Shipboard employees typically are employed pursuant to agreements with terms of eight months. Land-based spa employees' are generally employed on an at-will basis. Other providers of shipboard spa services have been competing with us for shipboard personnel. We also compete with spas and other employers for land-based personnel. We cannot guarantee that we will be able to continue to attract a sufficient number of applicants possessing the requisite skills necessary for our business. If we are unable to attract a sufficient number of qualified applicants to provide our services and products, our business, results of operations and financial condition could be materially, adversely affected.

We Depend on a Single Product Manufacturer

Almost all of the ingredients and other materials for our "Elemis" and "La Therapie" beauty products are produced by a single manufacturer, pursuant to an agreement that terminates in December 2003. If this manufacturer ceased producing, for any reason, these ingredients and other materials for our products, the transition to other manufacturers could result in significant production delays. Any significant delay or disruption in the supply of our products could have a material adverse effect on our product sales.

Possible Adverse Changes in the Taxation of Steiner Leisure

Background

Steiner Leisure is a Bahamas international business company ("IBC") that, directly or indirectly, owns among other entities:

  Steiner Transocean Limited, our principal subsidiary and a Bahamas IBC that conducts our shipboard operations;

  Elemis Limited, a United Kingdom company that operates our Elemis day spa in London and distributes our "Elemis" and "La Therapie" products in the United Kingdom;

  Cosmetics Limited, a Bahamas company that owns the rights to, and distributes our "Elemis" and "La Therapie" products, other than in the United Kingdom;

  Steiner Management Services LLC, a Florida limited liability company that performs administrative services in connection with our operations in exchange for fees from Steiner Transocean and other subsidiaries ("Management Services");

  Steiner Spa Asia Limited, a Bahamas company that owns Mandara Spa Asia Limited, a British Virgin Islands company;

  Steiner Beauty Products, Inc., a Florida corporation that retails and distributes beauty and hair care products;

  Steiner Spa Resorts (Nevada), Inc., a Florida corporation that operates our spa at the Aladdin Resort in Las Vegas, Nevada;

  Steiner Spa Resorts (Connecticut), Inc., a Florida corporation involved in the operation of our spa at the Mohegan Resort in Uncasville, Connecticut; and

  Steiner Education Group, a Florida corporation through the subsidiaries of which we operate our massage therapy schools.

Steiner Leisure also owns all, or almost all, of the shares of additional United States, Bahamas, United Kingdom and other subsidiaries through which we conduct our business.

Steiner Leisure and its Bahamas IBC subsidiaries are not subject to Bahamas or other tax, except as set forth below. Steiner Leisure's United States subsidiaries are subject to U.S. income tax as a consolidated group at regular corporate rates up to 35%. Steiner Leisure believes that none of its other income will be effectively connected with our deemed conduct of business in the United States and, accordingly, that our remaining income will not be subject to United States federal income tax.

Steiner Transocean is a Bahamas IBC and is not subject to Bahamas tax. A foreign corporation generally is subject to United States federal corporate income tax at a rate of up to 35% on its United States-source income and on certain of its foreign-source income that is effectively connected to a business it conducts in the United States. We believe that almost all of Steiner Transocean's income will be foreign-source income, not effectively connected to a business it conducts in the United States. This belief is based on the following factors:

  almost all of Steiner Transocean's shipboard spa and salon services being performed outside the United States and its possessions and their respective territorial waters;

  passage of title and transfer of ownership of almost all beauty products sold by Steiner Transocean taking place outside the United States; and

  the activities performed on behalf of Steiner Transocean in the United States not being a material factor in generating income for Steiner Transocean.

The Risks to Us

However, a portion of Steiner Transocean's income could be subject to United States federal income tax at a rate of up to 35%:

  to the extent the first two activities described above were considered by the United States Internal Revenue Service to occur in the United States, its possessions or territorial waters;

  if regulation or legislation is enacted that changes the way the IRS views the taxability of our operations; or

  if the activities performed on behalf of Steiner Transocean in the United States were considered to be a material factor in generating Steiner Transocean's income.

If Steiner Transocean is subject to United States federal income tax at a rate of up to 35% on its United States source income and on certain of its foreign-source income that is effectively connected to a business it conducts in the United States, it would also be subject to a branch tax of 30% imposed on its after-tax earnings subject to United States federal income tax that are withdrawn, or considered to be withdrawn, from its United States business.

For similar reasons, certain non-U.S. jurisdictions may also assert that Steiner Transaction's income is subject to their income tax.

Management Services receives payments from Steiner Transocean and other subsidiaries of Steiner Leisure in return for certain administrative services it provides to Steiner Transocean and those subsidiaries. The IRS may assert that transactions between Management Services and Steiner Transocean (and between our other direct and indirect subsidiaries) do not contain arms' length terms. In that event, income or deductions could be reallocated among the subsidiaries in a manner that could increase the taxable income of Management Services. This reallocation also could result in the imposition of interest and penalties. Management Services and Steiner Beauty also may be subject to additional U.S. state and local income, franchise and other taxes.

Our United Kingdom subsidiaries provide goods and services primarily to Steiner Transocean and Cosmetics Limited. The United Kingdom Inland Revenue authorities may assert that these transactions do not contain arms' length terms. In that event, income or deductions could be reallocated among the subsidiaries in a manner that could increase the U.K. tax on us. This reallocation also could result in the imposition of interest and penalties.

We cannot assure you that the tax laws that we have relied on to minimize our income taxes will remain unchanged in the future. In January 2001, the IRS proposed regulations that, if adopted, could possibly subject a portion of our shipboard income to U.S. federal income tax.

In 2002, Steiner Leisure paid tax at an aggregate rate of 6.9% on its income. The increase in our land-based operations since 2001 has significantly increased, and is expected in the future to continue to increase, the amount of our non-shipboard revenue. This could result in a significant increase in the amount of our income that is subject to taxation. In addition, such amount of income subject to tax will increase to the extent our land-based income is increased relative to our shipboard income.

We Face Competition on Ships and on Land

We compete with passenger activity alternatives on cruise ships and with competing providers of services and products similar to ours seeking agreements with cruise lines. Gambling casinos, bars and a variety of shops are found on almost all of the ships served by us. In addition, ships dock in ports which provide opportunities for additional shopping as well as other activities that compete with us for passenger attention and dollars. Cruise ships also typically offer swimming pools and other recreational facilities and activities, as well as musical and other entertainment, all without additional charge to the passengers. One cruise line has indicated that it intends to provide the shipboard services and products we currently provide with its own personnel and one or more additional cruise lines could elect to provide these services and products themselves in the future. In addition, there are several other entities offering services in the cruise industry similar to those provided by us, including Harding Brothers and Canyon Ranch.

Many of the resorts that we serve or may serve in the future offer recreational entertainment facilities and activities similar to those offered on cruise ships, often without additional charge to guests. A number of these resorts also offer casino gambling. Our day spas compete with other day spa chains and individual day spas which have operations in the vicinities of our day spas, as well as with other beauty, relaxation or other therapeutic alternatives. These include, with respect to hair and manicure and pedicure services, large, well-known national chains and independently owned salons that offer these services at prices significantly lower than those charged by us. We believe, however, that the prices charged by us are appropriate for the quality of the experience we provide to our customers. In addition, Steiner Leisure is relatively new to the land-based spa industry and our spas compete with spas and beauty salons owned or operated by companies that have offered land-based spa services longer than we have and which may enjoy greater name recognition with customers and prospective customers, than the land-based spas operated by us.

The post-secondary education market is highly competitive. Our massage therapy schools compete with providers of similar instruction in the states in which they are located and elsewhere in the United States, including many providers with greater resources than ours. Our schools face competition from, among others, traditional public and private two-year and four-year colleges and universities and other proprietary schools, including those that offer distance learning programs. Some public institutions are able to charge lower tuition than our schools, due in part to government subsidies, government and foundation grants, tax deductible contributions and other financial sources not available to proprietary schools such as ours. The recent slow-down in the technology sector is causing a number of our competitors who have traditionally offered instruction relating to that sector to modify their course offerings. A number of those schools are now offering or contemplating offering programs similar to ours. This will increase the competition for students.

Our land-based product sales compete with a variety of other brands, including those of manufacturers with greater resources than ours, and products with greater name recognition than our products, including large entities with greater resources than ours.

Our Land-Based Operations Face Additional Risks

We Have Limited Experience in Land-based Operations

In July 2001, we made a series of acquisitions which resulted in our being the operators of the Greenhouse, Mandara and C.Spa land-based spa chains. In 1999 and 2000, we acquired three massage therapy schools with nine campuses located in Florida and several mid-Atlantic states. As a result of these acquisitions and other recent land-based activities, and despite the disposition of most of our day spa operations, an increased portion of our business is now represented by land-based operations. In the future, we may decide to grow our business through other land-based acquisitions that we deem appropriate. Prior to the acquisitions described above, our business almost entirely consisted of providing spa services and products on cruise ships and we had only limited experience with respect to land-based operations. Our day spa operations did not prove to be beneficial to our overall results of operations, and we may not be able otherwise to duplicate any success we have had with our shipboard operations in our land-based operations.

In order to successfully conduct our land-based businesses, we must effectively and efficiently integrate the businesses we have acquired. If we are unable to successfully integrate our land-based spa operations, or any other land-based operations we may acquire in the future, our business and financial results could be materially, adversely affected.

The success of our land-based businesses also depends on our ability to hire and retain the services of qualified personnel. We cannot assure you that a sufficient number of highly qualified personnel will be available to us.

Risks Relating to Our Discontinued Day Spa Operations

During the last quarter of 2002 and the first six months of 2003, we disposed of 17 day spas, constituting most of our day spa operations. Our loss on disposal of these discontinued operations was approximately $14.4 million for 2002. Our loss on operations in connection with these discontinued operations was approximately $10.0 million for 2002. For the first six months of 2003, the loss on disposal and loss on discontinued operations was approximately $1.5 million and approximately $1.6 million, respectively. Additional losses on disposal and operations will be incurred in 2003, but the amounts thereof are not currently known. In addition, most of the agreements under which we have closed or otherwise disposed of the day spas required us to pay rent for various periods of time after the date we ceased to operate the spas involved. Also, in connection with most of the agreements relating to the disposition of day spas to third parties, we remain liable under the leases for those day spas in the event the third party lease assignees fail to pay rent under such leases. The total amount that we remain liable for under such assigned leases, if the assignees fail to make the payments that they are required to make is approximately $6.0 million.

Risks of Non-U.S. Operations

A total of 30 of our non-United States resort spa operations are located in Indonesia, Thailand and Malaysia. The Indonesian island of Bali, where we have 13 resort spas, was the site of a terrorist attack in October 2002. Jakarta, the Indonesian capital, was the site of a hotel bombing in August 2003. In addition, all three of these countries have experienced in the past, and may experience in the future, political and/or economic unrest. In addition, countries where we currently or may in the future operate spas may experience adverse developments in the political and economic environment, varying governmental regulations, foreign currency fluctuations and potential adverse tax consequences. Such adverse developments, among other things, could prevent us from adequately supervising these operations and could materially adversely affect the financial performance of these operations. Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

We also operate spas in the Caribbean, the Pacific and other locations that are subject to severe weather conditions, including hurricanes and other destructive storms. In the fourth quarter of 2002, Guam, where we operate several resort spas, was hit by a significant typhoon. That typhoon resulted in damage to our properties and the closing of the resorts in which they were located, causing us to suffer a loss of revenues. Similar storms or other destructive natural occurrences affecting the areas in which we have operations could materially, adversely affect our business, results of operations and financial condition.

Our Resort Spas Depend on the Resort Hotel Industry

We operate luxury spas at 59 resorts located in 11 countries. We are dependent on the resort hotel industry for the success of our resort spas. To the extent that consumers do not choose to stay at resorts where we operate spas, as to which we have no control, our business, financial condition and results of operations could be materially, adversely affected. The hotel resort industry is subject to risks that are, in many ways, similar to that of the cruise industry, including the following risks:

  changes in the national, regional and local economic climate (including major national or international events such as the terrorist attacks of September 11, 2001, the October 2002 Bali terrorist attack, the August 2003 Jakarta terrorist attack and the hostilities in Iraq), local conditions, including an oversupply of hotel properties, or a reduction in demand for hotel rooms;
  the attractiveness of the hotels to consumers and competition from comparable hotels;
  the outbreak of illnesses, such as SARS, or the perceived risk of such outbreaks, in locations where we operate resort spas;

  the performance of the employees at the resorts we serve;
  possible labor unrest or changes in economics based on collective bargaining activities;
  changes in room rates at the resorts we serve; and
  the maintenance of the resorts we serve and changes in popular travel patterns.

To the extent that there are adverse changes in the foregoing conditions, this could materially adversely affect our business, results of operations and financial conditions.

Risks Relating to Our Schools

In August 1999, we acquired a post-secondary school (comprised of four campuses) in Florida offering degree and non-degree programs in massage therapy, skin care and related areas. In April 2000, we acquired two massage therapy schools currently (comprised of a total of four campuses) in Maryland, Virginia and Pennsylvania. We had no prior experience in operations of this type and we cannot assure you that these businesses will perform as we anticipate. If we are unable to successfully operate these schools, or any other non-spa-related operations that we may acquire in the future, our business, results of operations and financial condition could be materially, adversely affected.

In the fourth quarter of 2002, we appointed a new senior executive in our schools division. While we believe that this new senior executive has the qualifications to successfully lead that division, she has had limited experience in her new capacity and we cannot assure you that she, in fact, will be able to successfully manage our school operations. In addition, we are terminating operations at our campuses in Winchester, Virginia and we cannot assure you that we will continue to operate all of the remaining campuses for any specified period of time.

We May Have Insufficient Liquidity to Take Advantage of Available Opportunities

Among other parts of our business plan, we will consider land-based opportunities to operate spas at resorts. We have been required in connection with obtaining a number of resort spa leases to incur the cost of the build-out of the spa facilities. We have drawn down all available funds under the revolving credit portion of our credit facility and we are subject to restrictions on capital expenditures under our credit facility. Other limitations on capital expenditures, or on other operational matters, could apply in the future. Also, the recent amendment to our credit facility provided us with partial relief with respect to principal payments for the first quarter of 2003. The result of that relief is that we will be required to use a portion of our cash flow to make interest payments with respect to that unpaid principal. Additionally, our cash flow from operations may not be sufficient to enable us to build-out the facilities at resorts where we otherwise would like to operate spas. Therefore, we may not be able to take advantage of otherwise favorable opportunities to operate resort spas. Generally, if we exceed our currently anticipated cash capital expenditures or our cash flow from operations is less than anticipated, we would need to seek concessions from our lender and/or additional equity or debt financing to fund our business plan. Among other things that could cause our cash flow to be less than anticipated is the reduction in leisure travel that could result from the continued hostilities in Iraq and/or the continued perpetration or threats of terrorist attacks. Additional financing, including a new credit facility, may not be available on commercially acceptable terms or at all.

Risks Relating to Build-out of Land-based Spas

In connection with our agreements relating to our spas at the Atlantis Resort and Casino, the Ocean Club, the Aladdin Resort and Casino, the Hilton Hawaiian Village Resort and the Mohegan Sun Resort we were required to build-out the spa facilities we operate at our own expense. In connection with any other new land-based resort spas that we may seek to operate in the future, we may wish, or be required, to build-out the spa's facilities at our own expense. To date, the cost to build-out these large facilities has ranged from $1.5 million to $13.1 million. Any land-based spas we might wish to operate in the future could require build-out expenditures within that range or above it, and we cannot assure you that we would have available sufficient resources to take advantage of any such opportunity. Such build-outs involve risks to us, including as follows:

  The commencement of the build-outs generally cannot begin until the venue owner has completed its own construction site around the premises of the proposed spa. We have no control over that process. The build-out process, as well as weather-related postponements and other factors affecting construction projects generally, could delay our spa's opening date and result in a loss of revenue to us.

  If the resort owner files for bankruptcy or otherwise has financial problems prior to opening of the spa, the spa may never commence operations. We may lose substantial funds that we may have expended on the build-out to that point if we lose our rights to build out and/or operate that spa as a result of a bankruptcy or similar proceeding. For example, the operator of the Aladdin Resort and Casino, where we lease facilities and operate a luxury spa, has filed for protection under Chapter 11 of the Bankruptcy Code and continues to conduct its operations. We built out this luxury spa facility at a cost of approximately $13.1 million. We cannot assure you that the Company's proposed operations at the Aladdin Resort and Casino will not be adversely affected by Aladdin's bankruptcy filing.

Government Regulation Could Adversely Affect Us

Products

Our advertising and product labeling practices in the United States are subject to regulation by the Federal Trade Commission and the Food and Drug Administration, as well as various other federal, state and local regulatory authorities. The contents of our products that are sold in the United States are subject to regulation in the United States. We are subject to similar regulation under the laws of the United Kingdom and certain European Union laws. Federal, state and local regulations in the United States and non-United States jurisdictions, including increasing regulation by the European Union, designed to protect consumers or the environment could increase the cost of, or otherwise materially adversely affect the advertising, manufacturing and packaging of our products.

Land-Based Spas

Our land-based spa operations are subject to applicable regulations in the locations where such operations are conducted. These regulations could adversely effect our ability to sell, or could increase the cost of, our services and products. Among other things, local immigration laws could impede our ability to obtain work permits needed for employees at our land-based facilities.

Schools

Our massage therapy schools are subject to extensive regulation by governmental agencies. In particular, these operations are subject to the requirements of the Higher Education Act ("HEA") and the regulations promulgated thereunder by the Department of Education ("DOE"). Our schools must satisfy certain criteria in order to participate in various financial assistance programs under Title IV of the HEA. Any regulatory violation could be the basis for the initiation of a suspension, limitation or termination of the eligibility of Steiner Leisure or any of its schools to participate in such programs.

Under the applicable regulations, there are three financial ratios for an institution, each of which is scored separately and which is then combined to determine the institution's financial responsibility. If an institution's composite score is below the minimum requirement for unconditional approval but above a designated threshold level, such institution may take advantage of an alternative that allows it to continue to participate in the Title IV Programs for up to three years under additional monitoring procedures. If an institution's composite score falls below this threshold level or is between the minimum for unconditional approval and the threshold for more than three consecutive years, the institution will be required to post a letter of credit in favor of the DOE.

In order to operate and award degrees, diplomas and certificates and to participate in the Title IV Programs, a campus must be licensed or authorized to offer its programs by the appropriate state's Department of Education. Additionally, each institution must be accredited by an agency recognized by the DOE.

All of our schools are eligible for our students to receive federal funding, including loan funds.

The financial aid and assistance programs, in which most of our schools' students participate are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels. Administration of these programs is periodically reviewed by various regulatory agencies. Failure by our schools to comply with applicable federal, state or accrediting agency requirements could result in the limitation, suspension or termination of the ability to participate in Title IV Programs or the loss of the state licensure or accreditation. The loss of, or a significant reduction in, Title IV Program funds would have a material adverse effect on the Steiner Leisure's revenues and cash flows because the schools' student enrollment would likely decline significantly as a result of our students' inability to finance their education without the availability of Title IV Program funds.

Product Liability and Other Potential Claims Could Adversely Affect Us

The nature and use of Steiner Leisure's products and services could give rise to product liability or other claims if a customer were injured while receiving one of our services or suffered adverse reactions following the use of our products. Adverse reactions could be caused by various factors beyond our control, including hypoallergenic sensitivity and the possibility of malicious tampering with our products. If any of these events occurred, we could incur substantial litigation expense, receive adverse publicity and suffer a loss of sales, and, therefore, our business, results of operations and financial condition could be materially, adversely affected.

Our Credit Facility Financing Could Restrict Our Activities

In July 2001, we entered into a credit facility with a syndicate of banks that provides for a term loan of $45 million and a revolving facility of up to $10 million. That agreement contains certain affirmative, negative and financial covenants, that could restrict us from taking actions which our management believes would be desirable and in the best interests of Steiner Leisure and its shareholders. Among other things, in connection with our recent amendment to the credit facility, we are limited to $5,000,000 in capital expenditures for 2003.

Additionally, our ability to comply with these covenants could be affected by events beyond our control, and we may not be able to meet these covenants. A breach of any of these covenants could result in a default under the credit facility. Upon the occurrence of such a default the outstanding principal, together with all accrued interest under our credit facility will, at the option of our lenders, become immediately due and payable. If we were unable to repay amounts that become due under the credit facility, our lenders could proceed against the collateral granted to them to secure that indebtedness. Substantially all of our assets are pledged as security under our credit facility. If the indebtedness under the credit facility were to be accelerated, our assets may not be sufficient to repay in full the indebtedness.

Need for Growth in Product Sales

In order for us to grow, we need to find additional sources of revenue. One possible area of growth for Steiner Leisure is additional emphasis on growth in sales of our products, particularly our "Elemis" and "La Therapie" lines. While we believe that our Elemis luxury day spas in Coral Gables, Florida and London, England will assist us in our efforts to increase our Elemis and La Therapie products sales, we cannot assure you that these spas will have significant positive effects on such distribution efforts because, among other things, those spas are the only day spas in their respective countries operated under the "Elemis" name, or that we otherwise will be able to grow our product sales.

We are not a United States Company and, as a Result, there are Special Risks

Our corporate affairs are governed by our Memorandum of Association and Articles of Association, which are similar to the articles of incorporation and bylaws of a United States corporation, and the International Business Companies Act, 2000 of The Bahamas (the "IBC Act"). There are very few reported judicial cases under the IBC Act. Accordingly, the rights and remedies of our public shareholders in the face of actions by our management, directors or shareholders are less clearly established than would be the case with a company incorporated in the United Kingdom or a United States jurisdiction.

Certain of our directors and executive officers reside outside the United States. A substantial portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. It also may not be possible to enforce against them or Steiner Leisure judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws. In the opinion of Harry B. Sands, Lobosky and Company, our Bahamas counsel:

  it is unlikely that Bahamian courts would entertain original actions against Bahamas companies or their directors or officers based solely upon United States federal securities laws;
  judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas; rather, a lawsuit must be brought in The Bahamas on any such judgment; and
  in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in contention, is actionable in Bahamian courts and is impeachable only upon the grounds of fraud, public policy and natural justice.

Currency Risk

Because we pay for the administration of recruitment and training of our shipboard personnel and the manufacturing of raw material and of our products in English Pounds Sterling and Euros, the weakness of the U.S. Dollar against those currencies could adversely affect our results of operations.

Anti-takeover Provisions Limit Shareholders' Ability to Effect a Change in Management or Control

Our Articles of Association include certain provisions which may have the effect of delaying or preventing a future takeover or change in control of Steiner Leisure that shareholders may consider to be in their best interests. Among other things, our Articles provide for a classified Board of Directors serving staggered terms of three years, super majority voting requirements with respect to certain significant transactions and restrictions on certain transactions with holders of 15% or more of the voting shares of Steiner Leisure. We have an authorized class of 10,000,000 Preferred Shares that may be issued in one or more series by the Board of Directors without further action by the shareholders on such terms and with such rights, preferences and designations as the Board of Directors may determine. Furthermore, our Amended and Restated 1996 Share Option and Incentive Plan and certain of our employment agreements provide certain rights to plan participants and our officers in the event of a change in control of Steiner Leisure.

In addition, certain of our cruise line agreements provide the cruise lines with rights of termination in the event of certain changes in control.

Our Stock Price Has Fluctuated and Could Fluctuate Significantly

Since our common shares have commenced being publicly traded, the market price of our shares has fluctuated over a wide range and may continue to do so in the future. The market price of our common shares could be subject to significant fluctuations in response to various factors and events, including, among other things:

  the depth and liquidity of the trading market for our common shares;
  quarterly variations in our actual or anticipated operating results;
  changes in estimates of our earnings by analysts;
  market conditions in the travel, leisure and cruise industries;
  announcements or activities by our competitors; and
  general economic or market conditions.

The stock market has from time to time experienced significant price and volume fluctuations, which may be unrelated to the operating performance of particular companies including as a result of significant national events such as the terrorist attacks of September 11, 2001 and their aftermath and the hostilities in Iraq. Furthermore, our operating results and prospects form time to time may be below the expectations of public market analysts and investors. Any such event could result in a material decline in the price of our common shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares in this offering by the selling shareholder.

SELLING SHAREHOLDER

This prospectus relates to the reoffer and resale of shares that may be issued or that have been issued to the selling shareholders under the 1996 Plan. The following table sets forth:

    the name of the selling shareholder;
    the total number of our common shares beneficially owned by the selling shareholder on the date of this prospectus;
    the total number of common shares that the selling shareholder may offer for resale pursuant to this prospectus; and
    the number of common shares to be beneficially owned by the selling shareholder after completion of the offering being made by this prospectus, assuming the selling shareholder sells as many common shares as he can under this prospectus.

Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering (1)	Number of Shares Being Offered	Number of Shares to be Beneficially Owned After the Offering
			Number	Percent
Leonard I. Fluxman	1,033,122(2)	1,279,420 (3)	5,000	* (4)

______________________

* Less than 1%.

  As used herein, beneficial ownership means the sole power to vote, or direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition of, a security. The selling shareholder has the sole voting and dispositive power with respect to the common shares indicated next to its name.
  Represents (i) 5,000 common shares owned directly by the selling shareholder, (ii) 475,865 common shares that may be acquired by the selling shareholder upon exercise of options issued pursuant to the 1996 Plan that are presently exercisable and (iii) 552,257 common shares that may be acquired by the selling shareholder upon exercise of options issued pursuant to the 1996 Plan that are exercisable within 60 days of the date of this prospectus.
  Represents the total number of shares underlying options held by the selling shareholder irrespective of whether such options are presently exercisable or exercisable within sixty days of the date of this prospectus.
  Based on 18,330,151 common shares outstanding as of the date of this prospectus.

Mr. Fluxman is our President and Chief Executive Officer and is also a member of our Board of Directors.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling shareholder. The term "selling shareholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholder may sell its shares by one or more of, or a combination of, the following methods:

  directly by the selling shareholder to one or more purchasers;

  through underwriters, broker-dealers or agents;

  in one or more transactions at fixed prices (which may be changed), at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices; or

  in the following additional transactions (which may involve crosses or block transactions):

    on any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the shares may be listed or quoted at the time of sale;

    in the over-the-counter market; or

    in transactions otherwise than on such exchanges or systems or in over-the-counter market.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. Any common shares sold pursuant to Rule 144 would reduce the number of common shares offered and sold pursuant to this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

The selling shareholder may also pledge or grant a security interest in shares, and, upon a default in the performance of the secured obligation, such pledgee or secured party, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholder and any underwriters, brokers, dealers or agents that participate in a distribution of the shares offered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling shareholder can presently estimate the amount of such compensation. We know of no existing arrangements between the selling shareholder and any underwriter, broker, dealer or other agent relating to the sale or distribution of the shares offered by this prospectus.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the shares offered by this prospectus may not simultaneously engage in market activities with respect to our common shares for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares offered by this prospectus. Any of those rules or regulations may affect the marketability of our common shares.

The selling shareholder will pay the expenses incident to the offering of the shares offered by this prospectus, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws, if any. The selling shareholder will pay any selling commissions and underwriting discounts of underwriters, brokers or dealers. The selling shareholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of these shares against certain liabilities, including liabilities arising under the Securities Act.

Although we have no obligation to permit the selling shareholder to offer shares under this prospectus in an underwritten offering, if any shares offered by the prospectus are sold in an underwritten offering, those shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The names of the underwriters with respect to any offering of this kind and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to that offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this prospectus, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in the supplement if any shares are purchased.

If any shares offered by this prospectus are sold in an underwritten offering, the underwriters and selling group members, if any, may engage in passive market making transactions in our common shares on Nasdaq immediately prior to the commencement of the sale of shares in such offering, in accordance with Regulation M under the Exchange Act. Passive market making presently consists of displaying bids on Nasdaq limited by the bid prices of market makers not connected with the offering and purchases limited by these prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in our common shares during the period of the two full consecutive calendar months prior to the filing with the Commission of the registration statement of which this prospectus is a part and must be discontinued when that limit is reached. Passive market making may stabilize the market price of our common shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

In order to comply with certain states' securities laws, if applicable, the shares offered by this prospectus will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states our common shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from registration or qualification is available and we comply with the exemption.

LEGAL MATTERS

The validity of the common shares offered hereby has been passed upon by Harry B. Sands, Lobosky & Company, Nassau, The Bahamas, Bahamas Counsel to Steiner Leisure. Certain legal matters in connection with this offering have been passed upon for us by Akerman Senterfitt, Miami, Florida.

EXPERTS

The consolidated financial statements of Steiner Leisure Limited and subsidiaries appearing in our Annual Report on Form 10-K as of December 31, 2002 and 2001 and for the years then ended, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Steiner Leisure Limited and subsidiaries for the year ended December 31, 2000, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent certified public accountants. Arthur Andersen has not consented to the incorporation herein by reference of their report with respect to their audit and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation herein by reference of their report in this prospectus, the ability of purchasers of common shares sold hereunder to seek potential recoveries from Arthur Andersen related to any claims that they may assert as a result of the audit performed by Arthur Andersen will be limited significantly as a result of the absence of the consent.

PART II. Information Required In The Registration Statement

Item 3. ; Incorporation of Documents by Reference.

We hereby incorporate by reference into this registration statement the following documents or portions thereof as indicated:

    our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;
    our Quarterly Report on Form 10-Q for the quarterly periods ended March 31 and June 30, 2003;
    our Current Report on Form 8-K filed on May 5, 2003;
    the description of our common shares contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating the description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), other than information furnished pursuant to Item 9 or Item 12 of Form 8-K, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. ; Description of Securities.

Not applicable.

Item 5. ; Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Our Articles of Association (the "Articles") provide that our directors and officers, as well as certain other individuals, shall be indemnified by us to the fullest extent authorized by Bahamian law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us or any of our subsidiaries.

Section 57 of the International Business Companies Act, 2000 of The Bahamas provides:

    Subject to subsection (2) and any limitations in its Memorandum or Articles or in any unanimous shareholder agreement, a company incorporated under this Act may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal or administrative proceedings any person who:

    is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil or administrative, by reason of the fact that the person is or was a director, an officer or a liquidator of the company; or
    is or was, at the request of the company, serving as a director, officer or liquidator, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.
    Subsection (1) only applies to a person referred to in that subsection if the person acted honestly and in good faith with a view to the best interests of the company.

The Articles also provide that expenses of our directors and/or officers incurred in defending civil or criminal proceedings be paid by us in advance of final disposition of such proceedings upon such director or officer undertaking to reimburse any such expense which it is ultimately determined he or she is not entitled to be indemnified against by us.

The Articles also provide that the right of directors and officers to indemnification is not exclusive of any other right to which such directors or officers may be entitled under any law, agreement, vote of shareholders or directors or otherwise. Indemnification is only available to our directors and officers and certain other persons in connection with the performance of their respective functions if such person acted honestly and in good faith with a view to our best interests. In addition, indemnification is not available with respect to any claim against a person pursuant to the provision of Section 16(b) of the Exchange Act, or similar provisions of any U.S. federal or state statute or rule. We also maintain insurance on behalf of any person who is or was a director or officer of ours or is or was serving at our request as a director or officer of another entity against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such.

Item 7. Exemption form Registration Claimed.

Not applicable.

Item 8. ; Exhibits.

See "Exhibit Index" on page II-5 below.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post-Effective Amendment No. 2 to the Registration Statement on Form S-8 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on the 21 day of October, 2003.

STEINER LEISURE LIMITED

By:   /S/ LEONARD I. FLUXMAN
Leonard I. Fluxman

President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in their capacities and on the dates indicated.

Signature	Title(s) And Capacities	Date
* Clive E. Warshaw	Chairman of the Board	October 22, 2003
/S/ LEONARD I, FLUXMAN Leonard I. Fluxman	President, Chief Executive Officer (Principal Executive Officer) and Director	October 22, 2003
/S/ STEPHEN LAZARUS Stephen Lazarus	Senior Vice President and Chief Financial Officer and Authorized Representative in the United States (Principal Financial and Accounting Officer)	October 22, 2003
* Michèle Steiner Warshaw	Director	October 22, 2003
* Charles D. Finkelstein	Director	October 22, 2003
* Jonathan D. Mariner	Director	October 22, 2003
* Steven J. Preston	Director	October 22, 2003

* By:   /S/ LEONARD I. FLUXMAN
&Attorney in Fact

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibits

4.1	Amended and Restated Memorandum of Association of Steiner Leisure Limited. (1)
4.2	Amended and Restated Articles of Association of Steiner Leisure Limited. (2)
4.3	Amended and Restated 1996 Share Option and Incentive Plan. (3)
5.1*	Opinion of Harry B. Sands, Lobosky & Company.
23.1	Consent of Independent Certified Public Accountants, Ernst & Young LLP.
23.2*	Consent of Harry B. Sands, Lobosky & Company, included in Exhibit 5.1.
24.1*	Powers of attorney executed by certain officers and directors of the Registrant (included on signature page).

______________

* Previously filed.

(1) Previously filed with quarterly report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

(2) Previously filed with quarterly report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference.

(3) Previously filed with quarterly report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.